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13012540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8- 33242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES L. FINEFROCK AND ASSOCIATES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5335 FAR HILLS AVENUE, SUITE 200
(No. and Street)

DAYTON	OHIO	45429
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES L. FINEFROCK — (937) 609-9292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSHOT, LAMB & HOBBS, INC.
(Name – *if individual, state last, first, middle name*)

3066 KETTERING BLVD.	DAYTON	OHIO	45439
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/2/13

OATH OR AFFIRMATION

I, JAMES L. FINEFROCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES L. FINEFROCK AND ASSOCIATES CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

BY: JAMES L. FINEFROCK, PRESIDENT

Title

Notary Public

JOANNA WOLTJA, Notary Public
In and for the State of Ohio
My Commission Expires Mar. 8, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Audit Report of Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2012

Filed Pursuant to Rule 17a-5(e) (3)
as a Public Document.

SEC File Number 8-33242

GOLDSHOT, LAMB & HOBBS, INC.
CERTIFIED PUBLIC ACCOUNTANTS
3066 KETTERING BOULEVARD
DAYTON, OH 45439

Goldshot,
Lamb
Hobbs, Inc.

Certified Public Accountants

Business Advisors

Independent Auditor's Report

To the Board of Directors
of James L. Finefrock and Associates Corp.

We have audited the accompanying statement of financial condition of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2012 and related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due from fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Goldshot, Lamb & Hobbs, Inc.

Dayton, Ohio
February 22, 2013

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 30,648
Receivables – Related Party (No allowance)	17,906
Total Current Assets	48,554
OTHER ASSETS	
Deposits	446
Deferred Income Taxes	881
Total Other Assets	1,327
TOTAL ASSETS	$ 49,881

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable – Related Party	$ 38
SHAREHOLDER'S EQUITY	
Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares	500
Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None	0
Additional Paid-in Capital	92,267
Accumulated Deficit	(42,924)
Total Shareholder's Equity	49,843
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 49,881

The accompanying notes are an integral part of this financial statement.

JAMES L. FINEFROCK AND ASSOCIATES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Business

James L. Finefrock and Associates Corp. (an Ohio Corporation) is a broker-dealer registered with the SEC and the FINRA. The Company is engaged primarily in raising funds for investment advisers and investment companies, and selling partnership units in real estate and other limited partnerships.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Rule 15c3-3 Section (k) (2) (i).

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash on hand, and cash in checking and savings accounts to be cash equivalents.

Date of Management's Review

Subsequent Events have been evaluated through February 22, 2013, which is the date the financial statements were available to be issued.

2. RELATED PARTIES:

James L. Finefrock owns all of the outstanding shares or is the sole proprietor of the following affiliated businesses:

James L. Finefrock and Associates, Inc. ("Inc.")
James L. Finefrock and Associates Co. LPA ("LPA")
James L. Finefrock, dba Tax Preferred Investment Banking & Development ("Proprietorship")

2. RELATED PARTIES (continued):

At December 31, 2012, the Company owed Inc. $38 in expense reimbursements and the Company was due $17,906 from Inc. for due diligence services.

3. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2012. Therefore, no related reporting requirements to regulatory agencies were necessary.

4. INCOME TAXES:

The Company used $243 (and let expire $3,860) of net operating loss carry-forward during 2012; thus, no income tax provision was recorded. Additionally, based on the Company's current and expected pre-tax earnings, management believes that it is more likely than not that the Company will realize the benefits of a portion of its future net operating loss carry-forwards. Accordingly, the deferred tax asset decreased by $615 and the valuation allowance increased by $285 as a result of the above transactions and managements decision to increase the valuation allowance by $900 (treated as a reduction of equity).

Deferred taxes are as follows:

Net operating loss carry-forwards of: $3,669 expiring in 2018; $1,700 expiring in 2022; and $3,995 expiring in 2031	$ 1,405
Valuation Allowance	(524)
Total	$ 881

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $30,610, which was $25,610 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12%.

Goldshot,
Lamb
Hobbs, Inc.

Certified Public Accountants
Business Advisors

Board of Directors
James L. Finefrock and Associates Corp.

In planning and performing our audit of the financial statements of James L. Finefrock and Associates Corp. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3066 Kettering Blvd. | Dayton, Ohio 45439 V 937.297.3400 F 937.297.3406 W glhcpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Goldshot, Lambert & Hobbs, Inc.

Dayton, Ohio
February 22, 2013